SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28696; 812-13400]

ProShares Trust, et al.; Notice of Application

April 14, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application to amend a prior order under section 6(c) of the Investment

Company Act of 1940 ("Act") granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and

24(d) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an

exemption from sections 17(a)(1) and 17(a)(2) of the Act.

Applicants: ProShares Trust ("Trust") and ProShare Advisors LLC ("Adviser").

Summary of Application: Applicants request an order to amend a prior order that permits:

(a) series of an open-end management investment company ("Initial Funds") to issue shares

redeemable in large aggregations only ("Creation Unit Aggregations"); (b) secondary market

transactions in the shares to occur at negotiated prices; (c) dealers to sell the shares to purchasers

in the secondary market unaccompanied by a prospectus, when prospectus delivery is not

required by the Securities Act of 1933 ("Securities Act"); and (d) certain affiliated persons of the

Initial Funds to deposit securities into, and receive securities from, the Initial Funds in

connection with the purchase and redemption of Creation Unit Aggregations ("Prior Order").[1]

Applicants seek to amend the Prior Order to: (a) provide greater operational flexibility to the

Funds (defined below); (b) expand the category of Funds designed to correspond to the return of

an Underlying Index (defined below) ("Matching Funds") to include Funds that seek to match

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[1] ProShares Trust, et al., Investment Company Act Release Nos. 27323 (May 18, 2006) (notice) and 27394 (June 13, 2006) (order), amended by Investment Company Act Release Nos. 27609 (Dec. 22, 2006) (notice) and 27666 (Jan. 18, 2007) (order) and further amended by Investment Company Act Release Nos. 27975 (Sep. 21, 2007) (notice) and 28014 (Oct. 17, 2007) (order).

the performance of an Underlying Index primarily focused on United States equity securities that applies a strategy referred to as 130/30 ("130/30 Funds"); (c) permit Funds that are based on foreign equity securities indices ("Foreign Equity Funds") to pay redemption proceeds under certain circumstances more than seven days after the tender of a Creation Unit Aggregation for redemption, but in any event within a period not to exceed 14 calendar days; (d) delete a condition related to future relief in the Prior Order and permit applicants to offer additional series using underlying securities indices (collectively, "Underlying Indices" or individually, "Underlying Index") different than those permitted under the Prior Order; (e) delete the relief granted in the Prior Order from section 24(d) of the Act and revise the applications on which the Prior Order was issued ("Prior Applications") accordingly; and (f) amend the terms and conditions of the Prior Applications with respect to certain disclosure requirements.

Filing Dates: The application was filed on June 29, 2007, and amended on October 3, 2007, April 11, 2008, November 7, 2008, February 5, 2009 and April 14, 2009.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on May 11, 2009, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: ProShares Trust and ProShare Advisors LLC, 7501 Wisconsin Avenue, Suite 1000, Bethesda, MD 20814.

For Further Information Contact: Laura L. Solomon, Senior Counsel, at (202) 551-6915, or Julia Kim Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the Commission's Public Reference Room, 100 F Street, NE, Washington, DC 20549-1520 (tel. 202-551-5850).

Applicants' Representations:

1.   The Trust is an open-end management investment company registered under the Act and organized as a Delaware statutory trust. The Trust offers series that operate pursuant to the Prior Order. The Adviser, which is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"), or an entity controlled by or under common control with the Adviser will serve as investment adviser to each Fund (defined below). The Adviser may enter into subadvisory agreements with additional investment advisers to act as subadviser to the Trust and any Fund. Any subadviser to the Trust or a Fund will be registered under the Advisers Act.

2.   Applicants seek to amend the Prior Order to permit the Trust to offer certain new series that are described in greater detail in the application (the "Additional Funds") and future series ("Future Funds," together with the Additional Funds, the "New Funds") that will be offered pursuant to the same terms, provisions and conditions of the Prior Applications and the Prior Order, as further amended or modified by the application (the New Funds and the Initial

Funds are the "Funds" and the shares that are issued by the Funds are referred to as "ETS"). Any entity that creates, compiles, sponsors, or maintains an Underlying Index ("Underlying Index Provider") is not and will not be an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust, a Fund, a promoter, the Adviser, any subadviser to any Fund, or the Funds' distributor.

3. Applicants request relief that would provide greater operational flexibility to Funds by permitting: (a) the Funds to enter into short positions in the component securities comprising the relevant Underlying Index ("Component Securities"); (b) Matching Funds to invest at least 80% rather than 85% of its total assets (exclusive of collateral held for purposes of securities lending) in Component Securities and/or investments that have economic characteristics that are substantially identical to the economic characteristics of Component Securities; (c) Leveraged Funds (defined below) to determine what percentage, if any, of its total assets to invest in Component Securities; and (d) Leveraged Funds and Inverse Funds (defined below) to seek a specified multiple of the performance of an Underlying Index without being limited to multiples of 125%, 150%, or 200%, up to a multiple of 300%. Applicants state this greater operational flexibility will provide the Funds with the ability to pursue more efficient and cost-effective techniques in seeking to achieve their investment objectives.

4. Applicants also seek to amend the terms and conditions of the Prior Applications to provide that all representations and conditions contained in the Prior Applications that require a Fund to disclose particular information in the Fund's prospectus ("Prospectus") and/or annual report shall be effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009) ("Summary Prospectus Rule"). Applicants state that such amendment is

warranted because the Commission's amendments to Form N-1A with regard to exchange-traded funds as part of the Summary Prospectus Rule reflect the Commission's view with respect to the appropriate types of prospectus and annual report disclosures for an exchange-traded fund.

5.   Applicants also seek relief to introduce Matching Funds that will be 130/30 Funds. Applicants state that in general, "130/30" strategies: (a) establish long positions in securities such that total long exposure amounts to approximately 130% of net assets; and (b) simultaneously establish short positions in other securities such that total short exposure amounts to approximately 30% of net assets. Each 130/30 Fund will hold at least 80% of its total assets (exclusive of collateral held for purposes of securities lending) in the Component Securities that are specified for the long positions and could invest up to 20% in such Component Securities, cash equivalents or other securities. The 130/30 Funds would also enter into financial instruments to obtain any remaining 50% long and 30% short positions dictated by its Underlying Index. Similar to existing Funds that seek daily investment results that correspond, before fees and expenses, to a specified multiple of the daily performance of an Underlying Index ("Leveraged Funds") and seek the inverse performance or a specified multiple of the inverse performance of their Underlying Indices ("Inverse Funds"), the 130/30 Funds will provide full portfolio disclosure so that the intraday value of a 130/30 Fund can accurately be calculated, market participants will be able to understand the principal investment strategies of the 130/30 Funds, and informed trading of 130/30 Funds' shares may occur. The creation and redemption process for the 130/30 Funds will be the same as for the existing Leveraged Funds in that Creation Unit Aggregations of 130/30 Funds will generally be purchased and redeemed for a basket of in-kind securities and cash, or solely cash.

6.   Applicants may offer Matching Funds that are also Foreign Equity Funds. Such

Funds will invest at least 80% of their total assets in Component Securities and Depositary

Receipts representing Component Securities.[2] Applicants may also offer Funds based on

Underlying Indices that are debt securities indices ("Debt Funds"). Applicants state that a cash-

in-lieu amount will replace any "to-be-announced" ("TBA") transaction that is listed as a deposit

security or Portfolio Security (defined below) of a Debt Fund.[3]

7.   Applicants state that the Trust will comply with the federal securities laws in

accepting a deposit of a portfolio of securities ("Deposit Basket") and satisfying redemptions

with equity or debt securities contained in the redemption list ("Portfolio Securities") including

that the Deposit Basket and Portfolio Securities are sold only in transactions that would be

exempt from registration under the Securities Act.[4] Applicants believe that the requested relief

continues to meet the necessary exemptive standards.

Applicants' Legal Analysis:

1.   Section 6(c) of the Act provides that the Commission may exempt any person,

security or transaction, or any class of persons, securities or transactions, from any provision of

the Act, if and to the extent that such exemption is necessary or appropriate in the public interest

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[2] The term "Depositary Receipts" includes Global Depositary Receipts, Euro Depositary Receipts, American
Depositary Receipts and New York Shares.

[3] A TBA transaction is a method of trading mortgage-backed securities where the buyer and seller agree upon
general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered
generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA
transactions will be equivalent to the value of the TBA transaction listed as a deposit security or a Portfolio Security.

[4] In accepting the Deposit Basket and satisfying redemptions with Portfolio Securities that are restricted securities
eligible for resale pursuant to rule 144A under the Securities Act, the Trust will comply with the conditions of rule
144A, including in satisfying redemptions with such rule 144A eligible restricted Portfolio Securities. The
prospectus for a Fund will also state that an authorized participant that is not a "Qualified Institutional Buyer," as
defined in rule 144A under the Securities Act, will not be able to receive, as part of a redemption, restricted
securities eligible for resale under rule 144A.

and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 22(e) of the Act:

2.   Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants state that settlement of redemptions for Foreign Equity Funds is contingent not only on the settlement cycle of the United States market, but also on the delivery cycles in local markets for underlying foreign securities held by the Foreign Equity Funds. Applicants state that market delivery cycles for transferring Portfolio Securities to investors redeeming Creation Unit Aggregations, together with local market holiday schedules, will, in certain circumstances, require a delivery process in excess of seven days. Applicants request relief under section 6(c) of the Act from section 22(e) to allow certain Foreign Equity Funds to pay redemption proceeds up to 14 calendar days after the tender of a Creation Unit Aggregation for redemption. Except as disclosed in the relevant Prospectus, and/or statement of additional information ("SAI"), applicants expect that each Foreign Equity Fund will be able to deliver redemption proceeds within seven days.[5]

3.   Applicants state that section 22(e) was designed to prevent unreasonable, undisclosed and unforeseen delays in the payment of redemption proceeds. Applicants assert that the requested relief will not lead to the problems that section 22(e) was designed to prevent. Applicants state that the SAI will disclose those local holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of

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[5] Rule 15c6-1 under the Securities Exchange Act of 1934 requires that most securities transactions be settled within three business days of the trade. Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations applicants may have under rule 15c6-1.

redemption proceeds in seven calendar days, and the maximum number of days, up to 14 calendar days, needed to deliver the proceeds for each Foreign Equity Fund relying on relief from section 22(e). Applicants are not seeking relief from section 22(e) with respect to Foreign Equity Funds that do not effect creations and redemptions of Creation Unit Aggregations in-kind.

Section 24(d) of the Act:

4. Applicants seek to amend the Prior Order to delete the relief granted from section 24(d) of the Act. Applicants state that the deletion of the exemption from section 24(d) that was granted in the Prior Order is warranted because the adoption of the Summary Prospectus Rule should supplant any need by a Fund to use a product description ("Product Description"). The deletion of the relief granted with respect to section 24(d) of the Act from the Prior Order will also result in the deletion of related discussions in the Prior Applications, revision of the Prior Applications to delete references to Product Descriptions including in the conditions, and the deletion of condition 5 of the Prior Order.

Future Relief:

5. The Prior Order is currently subject to a condition that does not permit relief for Future Funds unless applicants request and receive with respect to such Future Fund, either exemptive relief from the Commission or a no-action letter from the Division of Investment Management of the Commission.

6. The order would amend the Prior Order to delete this condition. Any Future Fund will: (a) be advised by the Adviser, or an entity controlled by or under common control with the Adviser; (b) use Underlying Indices where the Underlying Index Provider is not an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of

the Trust, a Fund, a promoter, the Adviser, any subadviser to a Fund, or the Funds' distributor; and (c) comply with the terms of the Prior Order, as amended by the present application.

7.   Applicants believe that the modification of the future relief available under the Prior Order would be consistent with sections 6(c) and 17(b) of the Act and that granting the requested relief will facilitate the timely creation of Future Funds and the commencement of secondary market trading of such Future Funds by removing the need to seek additional exemptive relief. Applicants submit that the terms and conditions of the Prior Order were and are appropriate for the Initial and Additional Funds and would be appropriate for Future Funds.

Applicants' Conditions:

Applicants agree that any amended order granting the requested relief will be subject to the following conditions:[6]

1.   The Prospectus will clearly disclose that, for purposes of the Act, ETS are issued by the Funds and that the acquisition of ETS by investment companies is subject to the restrictions of section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into an agreement with the Fund regarding the terms of the investment.

2.   As long as the Trust operates in reliance on the requested order, the ETS will be listed on a national securities exchange as defined in section 2(a)(26) of the Act.

3.   Neither the Trust nor any Fund will be advertised or marketed as an open-end fund or a mutual fund. The Prospectus will prominently disclose that ETS are not individually

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[6] All representations and conditions contained in the application and the Prior Applications that require a Fund to disclose particular information in the Fund's Prospectus and/or annual report shall remain effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

redeemable shares and will disclose that the owners of the ETS may acquire those ETS from the Trust and tender those ETS for redemption to the Trust in Creation Unit Aggregations only. Any advertising material that describes the purchase or sale of Creation Unit Aggregations or refers to redeemability will prominently disclose that ETS are not individually redeemable and that owners of ETS may acquire those ETS from the Trust and tender those ETS for redemption to the Trust in Creation Unit Aggregations only.

4. The Web site for the Trust, which will be publicly accessible at no charge, will contain the following information, on a per ETS basis, for each Fund: (a) the prior business day's NAV and the reported closing price, and a calculation of the premium or discount of such price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily closing price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or the life of the Fund, if shorter).

5. The Prospectus and annual report for each Fund will also include: (a) the information listed in condition 4(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable), and (ii) in the case of the annual report, for the immediately preceding five years (or the life of the Fund, if shorter); and (b) the following data, calculated on a per ETS basis for one, five and ten year periods (or life of the Fund, if shorter), (i) the cumulative total return and the average annual

total return based on NAV and closing price, and (ii) the cumulative total return of the relevant Underlying Index.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary